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Jane Lo <[redacted]

Test send - Why we built p!ng and how you can be a part of it

Marketing Email Preview Send <noreply@hubspot.com> Tue, Feb 17, 2026 at 9:38 AM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: [redacted]

P!NG


P!NG

Hi there,

After sitting through one too many long, slow, inaccurate coffee drive-thru lines with our families, we said to ourselves: We can fix this.

We built p!ng because we believed the world deserves a coffee experience that is truly fast, consistently great, and designed for people on the go. A fast and ultra convenient solution.

p!ng is our 120 sq ft, fully autonomous coffee pod, powered by high-throughput robotics and great ingredients, that makes your drink fresh as you arrive. No bottlenecks. No waiting. Just quality specialty drinks, delivered effortlessly.

We're raising on Wefunder because the people who live this problem – our friends, families, colleagues, and early supporters – are the ones we want in. You've been part of our story, and we'd love for you to be part of the next chapter.

If you'd like to explore investing, you can do that here: wefunder.com/ping.

And if you want to chat directly, Jane and I are always happy to talk about anything. Just reply here, we'd love to connect.

Cheers!
Rob & Jane
Co-Founders, p!ng

Here's the legal stuff.

p!ng, 207 Central St, Hudson, New Hampshire 03051, United States

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